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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)


                                NOLAND COMPANY
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                     None
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                                (CUSIP Number)

Pamela B. Johnson, 1516 Pontius Avenue, Los Angeles, CA 90025 (310)477-2418
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          (Name, Address and Telephone Number of person Authorized to
                      Receive Notices and Communications)

                                 May 12, 1998
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report to the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1746 (2-98)

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contained in this form are not required to respond unless the form displays a
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CUSIP No. .........................


         1.   Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

              EDMUNDSON INTERNATIONAL, Inc. 95-3338981

         2.   Check the Appropriate Box if a member of a Group (See
              Instructions)

              (a)  ...........................................................

              (b)  X..........................................................

         3,   SEC Use Only....................................................

         4.   Source of Funds (See Instructions)...WC.........................

         5.   Check if Disclosure of legal Proceedings Is Required Pursuant to
              Items 2(d) or 2(e)..............................................

         6.   Citizenship or Place of Organization.....California.............

Number of         7.       Sole Voting Power ..........392,050................
Shares Bene-
ficially by       8.       Shared Voting Power ........502,950................
Owned by
Each          9.  Sole Dispositive Power  .............392,050................
Reporting
Person With   10. Shared Dispositive Power ............502,950................

              11. Aggregate Amount Beneficially Owned by Each Reporting Person 502,950 shares, including, 110,900 owned shares owned by affiliated entities......................................................................

              12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) ....................................................

              13. Percent of Class Represented by Amount in
Row (11)...14%................................................................

              14. Type of Reporting Person (See Instructions)
                  ............................................................
                  ............................................................
                  ............................................................
                  ............................................................
                  ............................................................

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report if filed i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the memberships expressly affirmed, please check row 2(a). If the reporting person disclaims membership is a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 12d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)      The 3rd row is for SEC internal use; please leave blank.

                                      2
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                                                                   Page 3 of 3

Item 5.  Interest in Securities of the Issuer.

         EII owns 392,050 Shares and affiliated entities presently own 110,900 Shares, constituting in the aggregate 14% of the class.

         EII and each affiliate have sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of the Shares held by EII and each such affiliate.

         During the past 60 days, EII purchased 246,600 Shares from Henley Management Co., successor by merger to Concord Investment Company, for an average price of $25.4375.

Signature.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement relating to EII is true, complete and correct.
DATE:    May 22, 1998.

                                               EDMUNDSON INTERNATIONAL, INC.


                                               By /s/
                                                  ----------------------------
                                                  PAMELA B. JOHNSON, ESQ.
                                                  Title: Its Attorney

Potential persons who are to respond to the collection of information
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